CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2007
Earnings from continuing operations	$12,276		$63,231
Income taxes	3,116		29,118
Earnings from continuing operations before income taxes	$15,392		$92,349
Fixed charges:
Interest, long-term debt	$8,455		$33,175
Interest, other (including interest on short-term debt)	2,910		7,097
Amortization of debt expense, premium, net	349		1,331
Portion of rentals representative of an interest factor	131		543
Total fixed charges	$11,845		$42,146
Earnings from continuing operations before income taxes	$15,392		$92,349
Plus: total fixed charges from above	11,845		42,146
Earnings from continuing operations before income taxes and fixed charges	$27,237		$134,495
Ratio of earnings to fixed charges	2.30	x	3.19	x